FILED BY SXC HEALTH SOLUTIONS CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: CATALYST HEALTH SOLUTIONS, INC.

COMMISSION FILE NO.: 000-31014

The following form of vendor letter was distributed to certain employees of SXC Health Solutions Corp. on April 18, 2012.

April 18, 2012

I am writing to share some exciting news.

Today we announced that SXC has reached an agreement with Catalyst, a fast growing mid-market national PBM, to merge our operations and create a leading provider of PBM and technology services unlike any other in the market today. This combination will enable us to better address emerging trends and challenges in the healthcare industry. Attached please find a news release that outlines the details of this combination.

The combination of our two companies is a hand-in-glove fit. SXC is the clear leader in our industry when it comes to systems, technology, scale, operations and flexibility. Catalyst has a proven customer service model and a go-to-market strategy that has been time-tested and very successful. Many of you know that Catalyst has been a long term healthcare information technology client of SXC’s. We know them well and respect their capabilities. We expect that our long-standing relationship combined with the strength of our offerings, will lead to successful integration and many new opportunities for growth. Together, SXC and Catalyst will help manage the costs and complexities of the U.S. healthcare system, driving superior healthcare outcomes and enhancing value for employers, health plans, and consumers.

Mark Thierer, Chairman and CEO will continue to run the combined companies. Jeff Park will be CFO of the combined companies which will continue to be headquartered in Lisle, IL.

The merger is not expected to be completed until the second half of 2012; as such, our companies will continue to operate completely separately until this time.

Our relationship with you is crucial to our ability to serve our member and customer needs. I am excited about the opportunities created by the combination of SXC and Catalyst and look forward to continuing to work closely with you now and in the future to provide clinically-appropriate and cost effective medications to customers.

We will continue to keep you updated as the process of combining our companies moves forward. We thank you for your continued support.

If you have any questions regarding today’s announcement, please do not hesitate to contact me directly.

Sincerely,

Joel Saban

Executive Vice President

Forward-Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of applicable securities laws. SXC cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause actual results to differ from those expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the SXC and Catalyst businesses will not be integrated successfully; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule contemplated by the parties; the failure of shareholders of SXC or Catalyst to approve the proposed transaction; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the risk of customer attrition; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the ability to obtain the financing contemplated to fund a portion of the consideration to be paid in the proposed transaction and the terms of such financing. Further information concerning SXC and its business, including factors that potentially could materially affect SXC’s financial results, is contained in SXC’s filings with the Securities and Exchange Commission (the “SEC”), including the risks and uncertainties discussed under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SXC’s 2011 Annual Report on Form 10-K and subsequent Form 10-Qs, which are available at www.sec.gov. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to SXC or persons acting on SXC’s behalf are expressly qualified in their entirety by this cautionary statement. SXC disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Catalyst and SXC. The proposed transaction will be submitted to the shareholders of Catalyst and the shareholders of SXC for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a joint proxy statement/prospectus that will be mailed to shareholders. Such documents, however, are not currently available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS OF CATALYST AND/OR SXC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Catalyst and SXC, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by SXC will be available free of charge on SXC’s website at www.sxc.com under the heading “Investor Information” or by contacting SXC’s Investor Relations Department at 630-577-3100. Copies of the documents filed with the SEC by Catalyst will be available free of charge on Catalyst’s website at www.catalysthealthsolutions.com under the heading “Investor Information” or by contacting Catalyst’s Investor Relations Department at 301-548-2900.

SXC, Catalyst and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SXC is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 2, 2012. Information about the directors and executive officers of Catalyst is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on April 28, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.